Exhibit 99.1

MATERIAL FACT

LATAM AIRLINES GROUP S.A

Issuer of securities registered in the Securities Registry

Santiago, April 3, 2024

Mrs.

Solange Bernstein Jáuregui

President

Financial Market Commission

Av. Libertador Bernardo O'Higgins 1449

Ref.:	Resignation of Director of the Company; summons to Extraordinary and Ordinary Shareholders' Meetings; and dividend proposal.

Dear Mrs. President:

In accordance with article 9 and second paragraph of article 10 of Law No. 18,045 and with General Regulation No. 30 and Circular No. 660, both of the Financial Market Commission, duly empowered for this purpose, I inform you of the following Material Fact regarding LATAM Airlines Group S.A. (the "Company”):

A. Resignation of Director:

The Company's Board of Directors, in a meeting held today, took note of the resignation presented on this same date by Mr. Bouk Van Geloven in his position as Director of the Company, which will be effective as of 11:59 p.m. April 24, 2024. The Board of Directors expressed its gratitude for the work carried out by Mr. Van Geloven and his contribution to the Company.

As a result of said resignation, and in accordance with the provisions of article 32 of Law No. 18,046 on Corporate Law, at the next Ordinary Shareholders' Meeting, whose summons is reported below, the Board of Directors must be completely renewed.

B. Summons to Extraordinary and Ordinary Shareholders' Meetings:

The Board of Directors of the Company, in the same meeting today, agreed to call an Extraordinary Shareholders' Meeting to be held on April 25, 2024, at 11:00 a.m., and an Ordinary Shareholders' Meeting, to be held immediately thereafter of the above, which will take place at Mac-Iver 125, 17th floor, Santiago, in order to know or rule, as appropriate, on the matters indicated below:

Extraordinary Shareholders Meeting

The Extraordinary Meeting will have the following matters as its objective:

1.	Eliminate the fourth transitional article of the corporate bylaws.

2.	Record the full reduction of the share capital due to the expiration of the term for placing the bonds convertible into shares issued against the capital increase agreed at the Extraordinary Shareholders' Meeting of the Company dated July 5, 2022; and

3.	In general, adopt the reforms of the bylaws and all other agreements that are necessary or convenient to carry out the decisions adopted by the Board.

Ordinary Shareholders Meeting

The Ordinary Meeting will have the following matters as its object:

i)	Annual Report, Balance Sheet and Financial Statements corresponding to Fiscal Year 2023; the situation of the Company; and respective report from the External Audit Company;

ii)	Distribution of a definitive dividend upon the profits for Fiscal Year 2023;

iii)	Election of the Board of Directors;

iv)	Remuneration of the Board of Directors for Fiscal Year 2024;

in)	Remuneration and budget of the Directors' Committee for Fiscal Year 2024;

we)	Designation of the External Audit Company;

vii)	Designation of Risk Rating Agencies;

viii)	Definition of the newspaper for the publications that the Company must make;

ix)	Report of operations with related parties; and

x)	Other matters of corporate interest that are specific to the Ordinary Shareholders' Meeting.

The Company's Board of Directors has resolved to implement remote means of participation and voting at the Meetings.

The holders of shares registered in the Shareholders Registry at midnight of the fifth business day prior to the day of its celebration, that is, registered at midnight on April 19, 2024, will have the right to participate in the Meetings, and to exercise their right to speak and vote in them.

The shareholders interested in participating in the Meetings, or their representative, must register, by 3:00 p.m. on the day before the Meetings, by sending an email to the box registrojuntas@dcv.cl, expressing their interest in participating in the Meetings, attaching a scanned image of their identity card on both sides or their passport; of power, if applicable; and the application form for participation in the Meetings. The Meetings will take place through the Zoom videoconference platform and voting by acclamation or voice voting, or through the electronic voting platform provided by DCV Registries S.A. which will be entered through the Click&Vote platform, through the link “Join the Board”. The rest of the required documentation and more detailed information regarding how to register, participate and vote remotely in the Meetings and other aspects that are appropriate for this purpose, will be available and will be communicated in a timely manner through instructions that will be uploaded to the Company's website, www.latamairlinesgroup.net.

The summons announcements will be published in the Diario La Tercera, of Santiago, on April 10, 15 and 19, 2024.

Shareholders may obtain a copy of the documents that support the matters on which they must pronounce at the Meetings, as of April 10, 2024, on the Company's website, www.latamairlinesgroup.net. In addition, any shareholder who wishes to obtain a copy of said documents can contact, also from April 10, 2024, the Company's Investor Relations Department at the email address InvestorRelations@latam.com or by calling (56-2) 2565-3844, for this purpose. Among such documents, information will be available on the alternatives of external audit companies that will be proposed to the Ordinary Meeting for Fiscal Year 2024 and their respective foundations.

C. Dividend Proposal:

Finally, the Board of Directors agreed to propose at the Ordinary Meeting the distribution of Dividend No. 52, Definitive, Minimum Mandatory, 30% of the net profits for Fiscal Year 2023, that is, the equivalent sum in pesos of US$174,549,442.99 , which means distributing a dividend of US$0.0002887797894 per share, which would be paid on May 16, 2024, in its equivalent in pesos according to the “observed” exchange rate published in the Diario Oficial on the fifth business day prior to day of distribution, that is, on May 10, 2024. In the event that the dividend is approved in the terms proposed by the Board of Directors, shareholders registered in the Shareholders Registry at midnight on May 10, 2024 will be entitled to receive the dividend.

Sincerely,

Roberto Alvo M.

CEO

LATAM Airlines Group S.A.

c.c.:	- Santiago Stock Exchange
- Santiago Chile Electronic Stock Exchange

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